ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

June 16, 2014	R. Brent Bates T+1 212 596 9143 brent.bates@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Ms. Monique Botkin

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Preliminary Consent Solicitation Statement of GMO Trust (the “Registrant”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Act”), with the U.S. Securities and Exchange Commission (the “Commission”) on May 28, 2014 (File No. 811-04347) (the “Consent Solicitation Statement”)

Dear Ms. Botkin:

This letter responds to comments received on June 6, 2014 regarding the Consent Solicitation Statement of the Registrant relating to the solicitation of written consents of shareholders of the GMO Core Plus Bond Fund (the “Fund”). For convenience of reference, the Commission staff’s comments have been summarized before each response.

1.	Comment: Please confirm that the quotation in the Proxy Statement, under “Description of Investment Restriction and Investment Strategies,” of the fundamental investment restriction with respect to the short sale of securities (the “Short Sale Restriction”) is a verbatim recitation of the Fund’s Short Sale Restriction as it appears in the Fund’s registration statement. If removal of the Fund’s Short Sale Restriction is approved by shareholders, will the Fund adopt a revised fundamental policy on short sales?

Response: The Registrant confirms that the quoted language is a verbatim recitation of the Fund’s Short Sale Restriction. If shareholders approve the elimination of the Fund’s Short Sale Restriction, the Fund will have no fundamental policy in respect of short sales.

2.	Comment: Please confirm whether there will be a supplement to the Fund’s Prospectus or Statement of Additional Information if Fund shareholders approve the elimination of the Fund’s Short Sale Restriction.

Response: The Registrant expects to file a supplement to its Statement of Additional Information if shareholders approve the elimination of the Short Sale Restriction.

3.	Comment: Please consider whether additional disclosure regarding the risks associated with “to-be-announced” (“TBA”) securities (and short sales of TBA securities), should be added to the Fund’s registration statement.

Response: The Registrant is planning to include disclosure regarding TBA securities and the risks thereof in the annual update of its registration statement that will be effective on June 30, 2014.

4.	Comment: Is the use of short sales a new principal investment strategy for the Fund?

Response: As referenced in the “Overview” section of the Proxy Statement, the Fund considers the use of short sales as an alternative means of implementing the Fund’s current investment strategy, which may enable the Fund to incur lower transaction costs.

5.	Comment: Please note in the Consent Solicitation Statement whether there will be a deadline for the submission by shareholders of the written consents.

Response: The Registrant has not established a deadline for the submission by shareholders of written consents. The Registrant notes that the Fund is not subject to a regulatory or state law requirement to provide a deadline for the submission of the written consents.

6.	Comment: Per Item 22(a)(3)(iv) of Schedule 14A, if the elimination of the Short Sale Restriction may result in the Fund incurring new expenses associated with short sale transactions, please provide a table showing current and pro forma fees (with the required examples).

Response: If the Fund’s Short Sale Restriction is removed, Grantham, Mayo, Van Otterloo & Co. LLC, the adviser to the Fund (“GMO”), expects to use the increased investment flexibility to enter into short sales of TBA mortgage-backed securities, as discussed in the Consent Solicitation Statement. GMO has considered whether such short sale transactions may result in new or additional fees or expenses required to be reflected in the Fund’s annual Fund operating expenses table, and has confirmed that they would not. As such, there would be no benefit to including current and pro forma fees and expense examples reflecting the impact of these transactions in the Consent Solicitation Statement, as the current and pro forma tables and examples would be the same.

7.	Comment: In accordance with Rule 14a-4(b)(1) under the Act, please adjust the written consent so that shareholders may specify by boxes a choice between approval, disapproval, or abstention in respect of the proposal regarding the elimination of the Fund’s Short Sale Restriction.

Response: The requested change has been made.

8.	Comment: Please bold the final two sentences in the third paragraph under “Description of Investment Restriction and Investment Strategies,” related to risks of short sales that are not “against the box,” and more clearly identify the risks associated with engaging in short sales that are not “against the box.”

Response: The requested changes have been made.

*    *    *

On behalf of the Registrant, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ R. Brent Bates
R. Brent Bates

cc:	Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Elizabeth J. Reza, Esq., Ropes & Gray LLP